Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: General Motors Company (GM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

General Motors Company (GM)
Vote Yes: Item #5 – Tying Executive Remuneration Metric to Achieving Greenhouse Gas Reduction Goals

Annual Meeting: June 14, 2021

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

RESOLVED:  Shareholders request the Board of Directors issue a report, at reasonable expense and excluding confidential information, evaluating and disclosing if and how the company has met the criteria of the Executive Remuneration Indicator [of the Climate Action 100+ Net Zero Benchmark], or whether it intends to revise its policies to be fully responsive to such Indicator.

SUPPORTING STATEMENT:  Proponents suggest, at Company discretion, the report also include any rationale for a decision not to set and disclose metrics in line with the Executive Remuneration Indicator.

BACKGROUND

The Intergovernmental Panel on Climate Change’s (IPCC) 2018 report lays out the magnitude of the disaster facing humanity, the environment, and the economy should we fail at maintaining global temperature rise to 1.5 degrees Celsius, a task that requires achieving net-zero greenhouse gas (GHG) emissions globally by 2050.1 Already companies are experiencing material costs and disruptions from climate change impacts.

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1 Intergovernmental Panel on Climate Change, “Global Warming of 1.5°C,” 2018. https://www.ipcc.ch/sr15/

2021 Proxy Memo General Motors Company | Executive Remuneration Indicator Proposal

Climate Action 100+ Initiative. In response to the climate imperative, investors and the financial sector are calling for enhanced disclosure and accelerated corporate action on climate. The CA100+, a coalition of more than 570 investors with over $54 trillion in assets,2 launched the Net-Zero Company Benchmark (“Benchmark”) in 2020 to help investors assess and compare company progress on climate. The Benchmark calls on the largest carbon-emitting companies to report on a set of indicators demonstrating that each is transitioning its enterprise in alignment with the Paris Agreement’s 1.5°C net-zero goal.3

SUMMARY

Shareowners concerned with preventing the systemic risks associated with a rapidly warming planet seek to understand if and how General Motors intends to meet the Benchmark’s executive remuneration metrics.

Well-designed compensation and incentive programs can be an important tool in prompting executive action.4 GM has set stronger climate-related targets in recent months, but does not specifically link these emission reduction targets or other climate performance metrics to its executive compensation plan. Such a practice would help strengthen and assure GM’s commitment to achieving its climate plan, especially in this critical, near-term period of transition for the transportation sector. GM currently lags its auto-manufacturer peers, several of which include emissions reductions as a Key Performance Indicator within their remuneration schemes.

RATIONALE FOR A YES VOTE: EXECUTIVE REMUNERATION INDICATOR

1)	GM’s continued carbon-intensive activities increase risk to GM, to the global climate, and to investor portfolios. GM has made climate progress this year by setting a carbon neutrality goal for its global products and operations, to be achieved by 2040. Yet, in contrast to this goal, GM continues to focus on the production of SUVs and larger vehicles, which were recently identified by the International Energy Agency as a significant contributor to growth in carbon emissions.[5]

GM also has a record of lobbying against climate change policy, which has eroded public and investor trust about its climate commitments. Tying executive remuneration targets to achieving GM’s stated greenhouse gas reduction goals, including short term progress toward them, will help ensure GM delivers on its climate plans.

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2 https://www.climateaction100.org/

3 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

4 https://www.weforum.org/agenda/2021/01/how-climate-change-can-be-addressed-through-executive-compensation/

5 https://www.iea.org/commentaries/carbon-emissions-fell-across-all-sectors-in-2020-except-for-one-suvs?utm_campaign=IEA%20newsletters&utm_source=SendGrid&utm_medium=Email

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2021 Proxy Memo General Motors Company | Executive Remuneration Indicator Proposal

2)	GM does not provide shareholders with sufficient analysis and disclosure of whether or how its executive remuneration scheme assures quantifiable reductions in GHG emissions, alignment with the Paris Agreement’s goals, and success in making progress toward its announced goals. GM has no compensation performance criteria explicitly linked to achievement of specific GHG emission reduction targets or actions. The company states in its 2020 CDP response that its executive Short-Term Incentive Plan (“STIP”) included an indirect incentive to pursue emission reduction projects and attain emission reduction target[6] and referenced Company projects like EV development and infrastructure and battery technology development as performance highlights without providing quantifiable metrics of success.[7] GM does not explain whether or how such projects are connected to the distribution of compensation within the STIP. A generalized goal such as the STIP accounts for approximately 20% of total executive compensation, and achieving undefined “strategic goals” is 25% of the STIP.[8] A goal that lacks any clear metrics with regard to achieving company climate goals is unlikely to drive success.

3)	GM compares poorly to peers on linking executive remuneration to GHG reduction targets. Three peer automobile manufacturers assessed in the CA100+ Net-Zero Benchmark – Volkswagen, Daimler, and Honda – have achieved compliance with all climate governance indicators in the Benchmark, including tying executive remuneration to success in achieving GHG reduction targets. An additional four competitors – Ford, BMW, Peugeot, and Renault – are in compliance with indicators 8.2A and 8.2B, which specifically address linking emissions reduction targets to remuneration.[9]

4)	The risk that climate change poses to investors is increasingly recognized by financial and regulatory institutions. As more governments, businesses, and financial institutions commit to net-zero emissions by 2050, large emitting companies such as General Motors must account for how they will participate meaningfully and successfully in such a transition. For example, six of the largest U.S. banks have committed to Paris-aligned, net-zero financed emissions by 2050, as have dozens of other global banks;[10] large investment managers, including some of the world’s largest asset managers;[11] and an array of other global financial institutions, indicating that recipients of such financing must swiftly begin to align with a net-zero action plan. Linking executive compensation to key GHG reduction goals will help ensure GM is on a path to timely achieving its GHG reduction goals. Failing to make immediate progress can put General Motors in a poor position to succeed in an increasingly low carbon economy.

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6 https://www.gmsustainability.com/_pdf/cdp/Climate_Change_2020_Information_Request-General_Motors_Company.pdf p.9

7 https://investor.gm.com/static-files/efd34508-d47d-49ce-bbac-9c2915a84d6c p. 48

8 https://investor.gm.com/static-files/efd34508-d47d-49ce-bbac-9c2915a84d6c p. 48 & 54

9 https://www.climateaction100.org/whos-involved/companies/

10 https://www.spglobal.com/esg/insights/seeking-net-zero-just-follow-the-money

11 https://www.netzeroassetmanagers.org/

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2021 Proxy Memo General Motors Company | Executive Remuneration Indicator Proposal

DISCUSSION

1) GM’s continued carbon-intensive activities increase risk to GM, to the global climate, and to investor portfolios.

In the U.S., the transportation sector is the largest single source of GHG emissions. According to the International Energy Association (IEA), the growing demand for SUVs was the second largest driver of the global increase in CO2 emissions from 2010 to 2018.12 GM states that it has a vision for “zero crashes, zero emissions, and zero congestion,” but shareholders remain concerned that GM’s climate plans are not robust or swift enough to successfully and timely meet its own greenhouse gas emissions goals or meet the requirements, and take advantage of the opportunities, of a net-zero by mid-century future. Given the company’s recent history of thwarting positive climate policy, shareholders seek clear incentives to drive the Company to achieving its climate goals.

GM has a large greenhouse gas footprint, with roughly 75 percent of its emissions associated with use of its products. Reflecting this, GM recently announced plans to become carbon neutral in its global products and operations by 2040 and committed to set a Science Based Target.13 GM also announced plans to decarbonize its portfolio by transitioning to battery electric vehicles or other zero-emissions vehicle technology.

At the same time, despite GM’s stated aspiration to eliminate tailpipe emissions from its new fleet by shifting to all electric vehicles by 2035, GM officials have been quick to point out that they will follow customer demand even if that leads to production of more SUVs and trucks. GM’s new Science Based Target sets an intention to reduce Scope 3 GHG emissions from use of products sold, but its stated reduction target is inconsistent with GM’s 2035 EV ambition.14 GM’s near-term planning also continues to run counter to successfully and timely achieving its greenhouse gas reduction aspirations.15 The company currently relies heavily on sales of SUVs and pickup trucks and has not indicated any intent to ensure requisite emissions reductions from its internal combustion engine (ICE) fleet in the interim. Despite multiple announcements regarding GM’s aspirations, investors have not been provided with concrete commitments regarding the production of electric vehicles in popular segments in significant numbers, especially in the U.S.

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12 https://www.eenews.net/stories/1063728169

13 https://media.gm.com/media/us/en/gm/home.detail.html/content/Pages/news/us/en/2021/jan/0128-carbon.html

14 https://www.gmsustainability.com/_pdf/resources-and-downloads/GM_2020_SR.pdf p. 46

15 https://carfinest.com/2021/04/19/gm-2035-is-ev-goal-but-not-a-guarantee/

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2021 Proxy Memo General Motors Company | Executive Remuneration Indicator Proposal

In the company’s 2020 CDP climate response, GM states that is has developed a low-carbon transition plan informed by a 2 Degree Scenario analysis.16 However, an analysis by the IIGCC shows that GM is not on track to meet a 2 Degree Scenario, and is even further from meeting the global goal of net zero reduction in greenhouse gas emissions. The analysis further found that GM’s production plans for its electric and hybrid vehicles only meets the IEA’s Reference Technology Scenario, which reflects current climate commitments by governments and is not in line with either the 2 degree or 1.5 degree Paris goal. This failure to align production plans with the Company’s stated climate transition plan is highly concerning.

Despite GM’s future electrification plans, past history shows a tough road ahead for GM in achieving its carbon reduction goals. EVs accounted for less than 2% of the Company’s entire U.S. auto market in 2020, while the company sold almost 840,000 full-sized pickups in 2020, making them the Company’s best-selling vehicle category.17 The lock-in of emissions from these new trucks and SUVs is likely to extinguish any gains in overall fuel efficiency or emissions reductions that will be targeted by the Company over the next six years.18

GM also has a record of lobbying against climate change policy. In the recent national debate over fuel economy standards, GM stated that it supported ‘modernized’ GHG and Corporate Average Fuel Economy (CAFE) standards for vehicles. A centerpiece of that advocacy was its proposed National Zero Emissions Vehicle (NZEV) program, which at the time was weaker than many existing measures promoting electric vehicles in the U.S. and therefore constituted a step backward in climate progress. GM suggested that its NZEV plan should replace EPA greenhouse gas standards, which would result in much higher emissions in the near term due to low uptake of EVs in the U.S.19 GM also opposed California’s ability to set its own more stringent standards, repeatedly signaling its support for a national standard and entering into a legal proceeding against California on the matter. After the election of President Biden in November 2020, GM withdrew from this legal action.20

With a questionable track record on climate, GM can show investors it is taking its emissions reductions goals seriously by responding to the CA100+ Net-Zero Benchmark’s governance indicators, including linking climate action goals to executive remuneration.

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16 https://www.gmsustainability.com/_pdf/cdp/Climate_Change_2020_Information_Request-General_Motors_Company.pdf, p. 33-37

17 https://www.theglobeandmail.com/business/commentary/article-gms-switch-from-gas-guzzlers-to-electric-vehicles-is-part-hype-part/

18 https://www.carandbike.com/news/general-motors-ford-future-production-plan-reveal-companies-to-focus-on-suvs-instead-of-evs-in-the-u-2201260

19 https://influencemap.org/company/General-Motors

20 https://influencemap.org/company/General-Motors

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2021 Proxy Memo General Motors Company | Executive Remuneration Indicator Proposal

2) GM does not provide shareholders with sufficient analysis and disclosure of whether or how its executive remuneration scheme assures quantifiable reductions in GHG emissions, alignment with the Paris Agreement’s goals, and success in making progress toward its announced goals.

According to the CA100+ Net-Zero Benchmark Assessment,21 GM has not met the following executive remuneration indicators:22

•	8.2A: The company’s CEO and/or at least one other senior executive’s remuneration arrangements specifically incorporate climate change performance as a KPI determining performance-linked compensation (reference to ‘ESG’ or ‘sustainability performance’ are insufficient).
•	8.2B: The company’s CEO and/or at least one other senior executive’s remuneration arrangements incorporate progress towards achieving the company’s GHG reduction targets as a KPI determining performance linked compensation.

In contrast to these clear indicators, GM does not explicitly link its climate change performance to executive compensation and does not mention greenhouse gas emissions reduction targets as performance indicators. Seventy-five percent of STIP performance measures are linked to the Company’s annual financial goals and strategic goals, with specific targets to be achieved. It allocates 25% of its executive Short-Term Incentive Plan (STIP) to “performance to strategic goals using a rigorous assessment process measuring performance against pre-established operational goals, safety results, and other measures, including ESG outcomes.23 Payout for strategic goals performance will occur only if threshold performance of at least one financial measure is met. This need not be a climate measure.24

None of the ESG performance criteria listed in the company’s 2021 Proxy Statement include concrete GHG reduction targets. The Company does include as performance highlights examples including EV development and infrastructure, the development of battery technology, and the setting of climate-related goals.25 How much compensation, if any, was awarded based on those factors in a long list of other “highlights” is unclear. The company claims in its CDP response that the ESG compensation plan is an indirect incentive to pursue and attain emission reductions.26 Indirect incentives, however, are rarely as effective as direct and measurable linkages between goals achieved and compensation awarded. Similarly, neither the Long-Term Incentive Plan for 2019-2021, nor the company’s strategic plan, which together account for over 60% of the overall compensation plan for executives, include any climate criteria.27

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21 https://www.climateaction100.org/company/general-motors-company/

22 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

23 https://investor.gm.com/static-files/efd34508-d47d-49ce-bbac-9c2915a84d6c p. 46

24 https://investor.gm.com/static-files/efd34508-d47d-49ce-bbac-9c2915a84d6c p.51

25 https://investor.gm.com/static-files/efd34508-d47d-49ce-bbac-9c2915a84d6c p.48

26 https://www.gmsustainability.com/_pdf/cdp/Climate_Change_2020_Information_Request-General_Motors_Company.pdf p.9

27 https://investor.gm.com/static-files/efd34508-d47d-49ce-bbac-9c2915a84d6c p.48-52

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2021 Proxy Memo General Motors Company | Executive Remuneration Indicator Proposal

By clearly linking compensation awards to climate results, especially in the critical near- to medium-term, GM can demonstrate its seriousness in tackling the existential problem of climate change, provide an additional level of transparency to shareholders, and better align its climate transition with its peers.

3) GM compares poorly to peers on linking executive remuneration to GHG reduction targets.

The CA100+ Net-Zero Benchmark Assessment is a useful tool for measuring GM’s progress on climate governance in relation to its peers. Of the other automobile manufacturers assessed, three achieved compliance with all four climate governance indicators: Volkswagen, Daimler, and Honda. An additional four companies (Ford, BMW, Peugeot, and Renault) were found to be in compliance with the two indicators that assess the explicit linking of executive compensation to climate change performance and GHG reduction targets.28

As one specific example, Peugeot states that its CO2 Corporate Committee meets monthly with the Managing Board and Executive Committee to share the forecast of vehicles’ CO2 emission average until 2025 and decide on action plans to reach targets. The company specifically addresses executive remuneration, stating, “Payment of the variable compensation for the Managing Board and the Group’s employees is conditional on the CO2 emission levels of the vehicles sold in Europe.”29 To demonstrate how this is incorporated into Peugeot’s executive strategy, Peugeot elaborates, “Meeting the climate-related commitments is highly strategic for Groupe PSA. Therefore, CO2 dedicated targets are annually set at all management levels and according to job perimeters (defined and reviewed during the annual performance review), and corresponding incentive schemes are in place to ensure the climate performance of the Company and the achievement of the set targets. Individual salary raises and bonuses are linked to the annual performance assessment which can notably take into account some of the following carbon-related targets.”30 Peugeot further discusses particular roles, stating “The Chairman of the Managing Board has short term CO2 reduction targets on the CO2 emission level of the vehicles sold linked to incentive scheme” and “All employees of Groupe PSA who receive variable compensation (including the Managing Board) must integrate CO2 emission targets in the annual Group Collective Objectives, triggering the variable compensation payment.”31

We hope to see GM catch up to peer auto manufacturers on integrating CO2 emissions reduction targets into executive compensation incentive structures.

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28 https://www.climateaction100.org/whos-involved/companies/

29 https://www.cotecorp.com/Groupe_PSA_2019_CSR_Report.pdf p.34

30 https://www.cotecorp.com/Groupe_PSA_2019_CSR_Report.pdf p. 55

31 https://www.cotecorp.com/Groupe_PSA_2019_CSR_Report.pdf p.56

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2021 Proxy Memo General Motors Company | Executive Remuneration Indicator Proposal

4) The risk that climate change poses to investors is increasingly recognized by financial and regulatory institutions.

As more countries and jurisdictions make net-zero by 2050 commitments,32 businesses will be under increased scrutiny to disclose whether their operations and plans are in line with such commitments. Recognizing the increasing importance of climate change to the economy and to investors, the Securities and Exchange Commission is increasingly emphasizing the importance of climate-related risk reporting,33 including recently opening a public comment period asking how the agency can better guide climate change disclosures.

In 2020, the Commodity Futures Trading Commission’s Climate-Related Market Risk Subcommittee report recognized that climate risk is in part a manifestation of the failure of the current economic system to price externalities and capture them in current accounting, performance measurement, and incentive systems.34

Morgan Stanley, Bank of America, Citigroup, JPMorgan Chase, Goldman Sachs, and Wells Fargo all recently announced ambitions to reduce their financed emissions in alignment with the Paris Climate Agreement,35 highlighting, along with the U.N.’s recently announced Net Zero Banking Alliance, that the banking sector’s increasing scrutiny on financing of high carbon emitting industries and companies.

Given this increasing attention to climate change and net zero plans, investors will do well to pay attention not only to ensuring high level climate change commitments and carbon targets are made by companies, but that they are tied to short term action and backed by strong governance mechanisms.36 As the IIGCC highlights, investors should look for, among other factors, “a remuneration plan that incentivizes the achievement of the company’s climate strategy.”37

The failure to disclose a credible plan and aligned action for achieving net-zero GHG emissions is likely to pose material risk to GM and its shareholders. In his 2021 annual letter to CEO’s, BlackRock CEO Larry Fink highlights that “companies with a well-articulated long-term strategy, and a clear plan to address the transition to net-zero, will distinguish themselves with their stakeholders.”38

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32 https://eciu.net/netzerotracker

33 https://corpgov.law.harvard.edu/2021/03/11/sec-will-aggressively-scrutinize-issuers-climate-change-disclosure/

34 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

35 https://www.msn.com/en-us/money/markets/wells-fargo-is-the-last-of-the-big-six-banks-to-issue-a-net-zero-climate-pledge-now-comes-the-hard-part/ar-BB1eoUpg

36 https://2degrees-investing.org/wp-content/uploads/2020/06/Changing-Gear.pdf

37 https://2degrees-investing.org/wp-content/uploads/2020/06/Changing-Gear.pdf

38 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

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2021 Proxy Memo General Motors Company | Executive Remuneration Indicator Proposal

RESPONSE TO GM’s BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

GM’s Board of Directors recommends a vote against this shareholder proposal, stating that its executive compensation is already linked to GM’s ongoing efforts to reduce emissions from its products and operations. However, as illustrated in the company’s proxy statement, GM does not specifically link emissions reductions criteria to remuneration. By not including actual greenhouse gas emission reductions as a Key Performance Indicator within the executive remuneration scheme, GM does not adequately address investor concerns as set forth in the criteria of the CA100+ Net-Zero Benchmark’s Remuneration Indicator. GM’s executive remuneration policy provides no timeline nor interim targets for GHG reductions, which means there is no way to measure success against such an objective. As such, the recent Benchmark Assessment firmly asserts that, with regard to the executive remuneration criteria of the Benchmark: GM earns a “NO, DOES NOT MEET ANY CRITERIA.”39

The Board further states that the Executive Compensation Committee has designed the Company’s short term incentive plan to incentivize executive officers to deliver on GM’s key strategic initiatives, including GM’s EV growth strategy, pursuing science-based targets for carbon reduction, and achieving GHG emissions compliance in all global markets. However, none of these issue areas have specific compensation linkages. The Benchmark indicators seek such a direct link. As GM notes in its Opposition Statement, it already tracks its emissions inventory. Therefore, the mechanisms are in place for GM to take the next step and establish a climate-linked executive compensation metric(s) as defined in the Benchmark.

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking information on whether and how GM intends to meet the criteria of the Executive Remuneration indicator.

Executive compensation packages can be effective in directing executive action. Too often, however, these packages focus on short term gains rather than ensuring progress toward sustainable, long-term growth for companies. The time is ripe to use executive compensation in service of stabilizing our climate by linking executive pay incentives to success in reducing GHG emissions. Investors are seeking further transparency from the GM on if and how it intends to achieve its carbon neutrality goals. By including measurable emission reduction criteria in the company’s remuneration scheme, GM can show leadership on this critical climate matter.

Shareholders urge strong support for this proposal, which will bring increased transparency from GM about its intentions to address the climate-related risks facing its shareholders.

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39 https://www.climateaction100.org/company/general-motors-company/

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2021 Proxy Memo General Motors Company | Executive Remuneration Indicator Proposal

For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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